RECEIVED

2008 NOV 12 A 9:00

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

[redacted]

08005811

03 November 2008

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st October 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 14 2008
THOMSON REUTERS

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

THE PARAGON GROUP OF COMPANIES PLC

RECEIVED

2008 NOV 12 A 9:09

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	**Date Distributed**	**Required Distribution Date**	**Source of Requirement**
1. Regulatory Announcement – Holding(s) in Company	13 October 2008	13 October 2008	LR9.6.7
2. Regulatory Announcement – Blocklisting Interim Review	17 October 2008	17 October 2008	LR3.5.6

Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	17:15 13-Oct-08
Number	7520F17

RNS Number : 7520F
Paragon Group Of Companies PLC
13 October 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC GB00B2NGPM57

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Allianz SE
4. Full name of shareholder(s) (if different from 3.):	Veer Palthe Voute NV
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	8th October 2008
6. Date on which issuer notified:	10th October 2008
7. Threshold(s) that is/are crossed or reached:	8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B2NGPM57	31,615,490	31,615,490	26,519,205	26,476,912	46,276	8.87%	0.015%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the	% of voting rights

			instrument is exercised/ converted.	

Total (A+B)	
Number of voting rights	% of voting rights
26,519,205	8.884%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:

Allianz SE is the ultimate holding company of Veer Palthe Voute NV ("VPV"). VPV is a direct subsidiary of Dresdner Bank Luxembourg S.A. ("DB Lux"), a direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner Bank is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz SE.

Proxy Voting:	
10. Name of the proxy holder:	

11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G Gemmell
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Blocklisting Interim Review
Released	09:53 17-Oct-08
Number	0887G09

RNS Number : 0887G
Paragon Group Of Companies PLC
17 October 2008

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:
17/04/2007 16/10/2008
From .... To
....

4. Number and class of share(s) (amount of stock / debt

security) not issued under scheme
79,500 ORDINARY SHARES OF £1 EACH

....

5. Number of shares issued / allotted under scheme during period:
0

....

6. Balance under scheme not yet issued / allotted at end of period
79,500 ORDINARY SHARES OF £1 EACH

....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
2,753,000 ORDINARY SHARES OF 10P EACH
ON 19/03/2002. THE COMPANY'S SHARES WERE
CONSOLIDATED ON A 1 FOR 10 BASIS
ON 28/01/2008.

....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY

....

Contact for queries

Name JOHN GEMMELL

....

Address ST CATHERINE'S COURT,
HERBERT ROAD,
SOLIHULL,
WEST MIDLANDS
B91 3QE

....

Telephone 0121 712 2075

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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